NS GROUP, INC.	September 30, 2004	Form 10-Q	Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended		Nine Months Ended
	9/30/04	9/30/03	9/30/04	9/30/03
Earnings
Pretax income (loss)	$25,582	$(2,210)	$52,048	$(20,795)
Interest expense	197	280	868	3,075
Interest portion of rent expense (a)	126	93	355	270

	$25,905	$(1,837)	$53,271	$(17,450)

Fixed Charges
Interest expense	$197	$280	$868	$3,075
Interest portion of rent expense (a)	126	93	355	270

	$323	$373	$1,223	$3,345

Ratio of Earnings to Fixed Charges	80.2	—	43.6	—
Deficiency in Earnings	$—	$2,210	$—	$20,795

(a) One-third of rent expense is the portion deemed representative of the interest factor.